EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 13, 2012

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

Emgold Acquires Koegel Rawhide Gold-Silver Property in Nevada

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of Emgold’s existing Buckskin Rawhide claims in Mineral County, Nevada.  The RHT and GEL claims (henceforth called the “Koegel Rawhide Property” or “Property”) comprise 19 unpatented lode mining claims totaling 380 acres.  The acquisition is subject to TSX Venture Exchange approval.

The Koegel Rawhide Property is located approximately 40 miles southeast of Fallon, in the Rawhide Mining District and Koegel Hills, and five miles southwest of the Rawhide Mine.  The Rawhide Mine is now owned and operated by Rawhide Mining Company.  Formerly operated by Kennecott Minerals, the Rawhide Mine is reported by Kennecott to have produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.  The Property is also situated six miles south of the Regent Property being explored by Pilot Gold Corporation. Note that the location of the Koegel Rawhide Property in the vicinity of Rawhide Mine and other nearby exploration properties does not mean that a resource will be identified on the Property.  However, the presence of similar geology and mineralized structures on the Buckskin Rawhide, Regent, and Rawhide properties and historic mine workings in the area are favorable indicators for the potential of discovery.

This acquisition increases Emgold’s strategically located gold-silver properties in Nevada to two.  Emgold now controls 92 unpatented mining claims totaling 1,840 acres in Mineral County in the vicinity of Rawhide Mine.  These claims were either staked by the Company or are under lease option to purchase agreements with Nevada Sunrise LLC and Jeremy C. Wire, as outlined in previous Emgold press releases and below.

David Watkinson, President and CEO of Emgold stated, “We are very excited about this new acquisition, especially given its vicinity to our Buckskin Rawhide Project, the Rawhide Mine, and Regent Property.  We believe it has similar potential to Buckskin Rawhide, where we have identified both high grade vein mineralization and low grade bulk disseminated mineralization.  In the event of a discovery, the Koegel Rawhide Property could be developed as a stand alone project or in conjunction with the other properties in the area.  This acquisition continues our objective of acquiring quality projects in Nevada, one of the best mining jurisdictions to work in North America.”

Geology and Mineralization of the Koegel Rawhide Property

The Koegel Rawhide Property is situated within the Walker Lane structural zone and gold belt of western Nevada.  The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District.  The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes.  The volcanic units have been folded into minor anticlines and faulted.  Faults of several orientations occur on the Property with north, northwest and northeast trends.  Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Gold and silver mineralization is present at Koegel Rawhide, based on historic randomly spaced surface sampling.  A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992.    The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver.  The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

Details of the Lease Option and Purchase Agreement

The Keogel Rawhide Property consists of 19 unpatented mineral lode claims totaling 380 acres, under the jurisdiction of the BLM.  The claims are under a lease and option to purchase agreement dated January 24, 2012 to acquire 100% of the claims from Jeremy C. Wire, who is the registered owner of the claims.

Emgold has agreed to lease the property from Mr. Wire, subject to the following payments:

Table 1

Property Payments

Year	Payment
2012	US$10,000 (1)
2013	US$10,000 (2)
2014	US$10,000 (2)
2015	US$20,000 (3)
2016	US$30,000 (3)
2017	US$30,000 (3)
2018	US$60,000 (3)

Note: (1) An initial lease payment paid 50% in cash and 50% in Emgold common shares.  (2) Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold.  (3) Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor.  Shares will be issued at “market value” which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property.  In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property.  Emgold will retain the right to purchase this royalty for $1 million, less any payments already made.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA.  The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, and the Stewart Property and the Rozan Property in British Columbia.

For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

The scientific or technical information contained in this news release has been reviewed and approved by Mr. Robert Pease P.Geo., Chief Geologist of the Company, a Qualified Person as defined in National Instrument 43-101.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622 Toll Free: 1-888-267-1400

Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Koegel Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.